UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for the sale of the Papa-Terra Field

—

Rio de Janeiro, July 12, 2021 – Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 04/17/2020 and 11/24/2020, informs that it has signed with the company 3R Petroleum Offshore S.A. (3R Offshore) a contract for the sale of the totality of its participation in the Papa-Terra production field, located in the Campos Basin.

The amount of the sale is US$ 105.6 million, of which (a) US$ 6.0 million paid on the present date; (b) US$ 9.6 million at the closing of the transaction and (c) US$ 90.0 million in contingent payments provided for in the contract, related to production levels of the asset and future oil prices. The amounts do not consider adjustments due and the closing of the transaction is subject to compliance with precedent conditions such as approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

This disclosure complies with Petrobras’ internal rules and is aligned with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization strategy and the improvement of the company’s capital allocation, increasingly concentrating its resources in world-class assets in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge over the years.

About Papa-Terra field

The Papa-Terra field is part of the BC-20 concession and is located at a water depth of 1,200 m. The field started operating in 2013 and its average production of oil and gas in 2021, until June, was 17.9 thousand boe/day, through two platforms, P-61 of the TLWP (Tension Leg Wellhead Platform) type and P-63 of the FPSO (Floating Production Storage and Offloading) type, where all the production is processed.

Petrobras is the operator of the field, with a 62.5% stake, in partnership with Chevron, which holds the remaining 37.5%.

About 3R Offshore

3R Offshore is a company controlled by 3R Petroleum Óleo e Gás S.A. (3R Petroleum), a company listed on the Novo Mercado of the Brazilian stock exchange, which has, among its main shareholders, investment funds managed by Starboard Asset Ltda. (Starboard). 3R Offshore's strategy is to revitalize mature offshore fields.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer